UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __ ) *

Intchains Group Limited

(Name of Issuer)

Class A ordinary shares, par value US$0.000001 per share

(Title of Class of Securities)

45828E104**

(CUSIP Number)

December 31, 2023

(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed :

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

CUSIP number 45828E104 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on the Nasdaq Capital Market under the symbol “ICG.” Each ADS represents two Class A ordinary shares of the issuer. No CUSIP number has been assigned to Class A ordinary shares of the issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

SCHEDULE 13G
CUSIP No. 45828E104		Page 1 of 12 Pages

1.	NAME OF REPORTING PERSONS. Intchain DQ Asset Holding Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 25,961,500 Class B ordinary shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 25,961,500 Class B ordinary shares
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,961,500 Class B ordinary shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.

 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

40.6% of Class B ordinary shares (1) (21.7% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)

12.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Based on 63,992,240 Class B ordinary shares issued and outstanding as of December 31, 2023 as provided by the Issuer. For the as-converted percentage, (i) the numerator is 25,961,500, and (ii) the denominator is the sum of (x) 55,883,792, being the number of the Issuer’s Class A ordinary shares issued and outstanding as of December 31, 2023 as provided by the Issuer, and (y) 63,992,240, being the number of the Issuer’s total Class B ordinary shares issued and outstanding as of December 31, 2023 as provided by the Issuer. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote. Each Class B ordinary share is entitled to 10 votes. Each Class B ordinary share is convertible into a Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

SCHEDULE 13G
CUSIP No. 45828E104		Page 2 of 12 Pages

1.	NAME OF REPORTING PERSONS. Intchains DQ Holding Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,000,000 Class B ordinary shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,000,000 Class B ordinary shares
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000 Class B ordinary shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.

 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.7% of Class B ordinary shares (1) (2.5% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)

12.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Based on 63,992,240 Class B ordinary shares issued and outstanding as of December 31, 2023 as provided by the Issuer. For the as-converted percentage, (i) the numerator is 3,000,000, and (ii) the denominator is the sum of (x) 55,883,792, being the number of the Issuer’s Class A ordinary shares issued and outstanding as of December 31, 2023 as provided by the Issuer, and (y) 63,992,240, being the number of the Issuer’s total Class B ordinary shares issued and outstanding as of December 31, 2023 as provided by the Issuer. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote. Each Class B ordinary share is entitled to 10 votes. Each Class B ordinary share is convertible into a Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

SCHEDULE 13G
CUSIP No. 45828E104		Page 3 of 12 Pages

1.	NAME OF REPORTING PERSONS. Intchains CHX1 Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 11,952,120 Class B ordinary shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 11,952,120 Class B ordinary shares
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,952,120 Class B ordinary shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.

 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

18.7% of Class B ordinary shares (1) (10.0% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)

12.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Based on 63,992,240 Class B ordinary shares issued and outstanding as of December 31, 2023 as provided by the Issuer. For the as-converted percentage, (i) the numerator is 11,952,120, and (ii) the denominator is the sum of (x) 55,883,792, being the number of the Issuer’s Class A ordinary shares issued and outstanding as of December 31, 2023 as provided by the Issuer, and (y) 63,992,240, being the number of the Issuer’s total Class B ordinary shares issued and outstanding as of December 31, 2023 as provided by the Issuer. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote. Each Class B ordinary share is entitled to 10 votes. Each Class B ordinary share is convertible into a Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

SCHEDULE 13G
CUSIP No. 45828E104		Page 4 of 12 Pages

1.	NAME OF REPORTING PERSONS. Intchains CHX2 Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,318,800 Class B ordinary shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 6,318,800 Class B ordinary shares
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,318,800 Class B ordinary shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.

 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9% of Class B ordinary shares (1) (5.3% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)

12.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Based on 63,992,240 Class B ordinary shares issued and outstanding as of December 31, 2023 as provided by the Issuer. For the as-converted percentage, (i) the numerator is 6,318,800, and (ii) the denominator is the sum of (x) 55,883,792, being the number of the Issuer’s Class A ordinary shares issued and outstanding as of December 31, 2023 as provided by the Issuer, and (y) 63,992,240, being the number of the Issuer’s total Class B ordinary shares issued and outstanding as of December 31, 2023 as provided by the Issuer. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote. Each Class B ordinary share is entitled to 10 votes. Each Class B ordinary share is convertible into a Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

SCHEDULE 13G
CUSIP No. 45828E104		Page 5 of 12 Pages

1.	NAME OF REPORTING PERSONS. Qiang Ding (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 47,232,420 Class B ordinary shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 47,232,420 Class B ordinary shares
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,232,420 Class B ordinary shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.

 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

73.8% of Class B ordinary shares (2) (39.4% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)

12.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Represents (i) 25,961,500 Class B ordinary shares directly held by Intchain DQ Asset Holding Limited, a British Virgin Islands company 100% owned by Qiang Ding; (ii) 3,000,000 Class B ordinary shares directly held by Intchains DQ Holding Limited, a British Virgin Islands company 100% owned by Qiang Ding; (iii) 11,952,120 Class B ordinary shares directly held by Intchains CHX1 Limited, a British Virgin Islands company 58.68% owned by Qiang Ding; and (iv) 6,318,800 Class B ordinary shares directly held by Intchains CHX2 Limited, a British Virgin Islands company 100% owned by Qiang Ding.

(2)

Based on 63,992,240 Class B ordinary shares issued and outstanding as of December 31, 2023 as provided by the Issuer. For the as-converted percentage, (i) the numerator is 47,232,420, and (ii) the denominator is the sum of (x) 55,883,792, being the number of the Issuer’s Class A ordinary shares issued and outstanding as of December 31, 2023 as provided by the Issuer, and (y) 63,992,240, being the number of the Issuer’s total Class B ordinary shares issued and outstanding as of December 31, 2023 as provided by the Issuer. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote. Each Class B ordinary share is entitled to 10 votes. Each Class B ordinary share is convertible into a Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

SCHEDULE 13G
CUSIP No. 45828E104		Page 6 of 12 Pages

Item 1(a)	Name of Issuer

Intchains Group Limited

Item 1(b)	Address of Issuer’s Principal Executive Offices

Building 16, Lane 999, Xinyuan South Road,

Lin-gang Special Area, Pudong, Shanghai,

People’s Republic of China

Item 2(a)	Name of Persons Filing

Intchain DQ Asset Holding Limited, a British Virgin Islands company 100% owned by Qiang Ding .

Intchains DQ Holding Limited, a British Virgin Islands company 100% owned by Qiang Ding .

Intchains CHX1 Limited, a British Virgin Islands company controlled by Qiang Ding.

Intchains CHX2 Limited, a British Virgin Islands company 100% owned by Qiang Ding.

Qiang Ding, a citizen of the People’s Republic of China.

Item 2(b)	Address of Principal Business Office or, if none, Residence

The address of each of Intchain DQ Asset Holding Limited, Intchains DQ Holding Limited, Intchains CHX1 Limited, Intchains CHX2 Limited and Qiang Ding is as follows:

c/o Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.

Item 2(c)	Citizenship

Intchain DQ Asset Holding Limited, a British Virgin Islands company

Intchains DQ Holding Limited, a British Virgin Islands company

Intchains CHX1 Limited, a British Virgin Islands company

Intchains CHX2 Limited, a British Virgin Islands company

Qiang Ding , a citizen of the People’s Republic of China

Item 2(d)	Title of Class of Securities

Class A ordinary shares, par value US$0.000001 per share (“Class A ordinary shares”)

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares, par value US$0.000001 per share (the “Class B ordinary shares”). Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to 10 votes per share. Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e)	CUSIP Number

45828E104

Page 7 of 12 Pages

Item 3	If this statement in filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e) ☐ An investment adviser in accordance with § 240.13d–1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d–1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d–1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) ☐ A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with § 240.13d–1(b)(1)(ii)(K).

Not applicable.

Item 4	Ownership

Reporting person Intchain DQ Asset Holding Limited	Class A ordinary shares		Class B ordinary shares	Total ordinary shares on as-converted basis		Percentage of Aggregate Voting Power(1)
(a) Amount beneficially owned	25,961,500	(2)	25,961,500	25,961,500	(2)	—
(b) Percent of class	31.7	% (3)	40.6%	21.7	% (4)	37.3%
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote	25,961,500		25,961,500	25,961,500		—
(ii) Shared power to vote or to direct the vote	—		—	—		—
(iii) Sole power to dispose or to direct the disposition of	25,961,500		25,961,500	25,961,500		—
(iv) Shared power to dispose or to direct the disposition of	—		—	—		—

(1)

Percentage of aggregate voting power represents voting power of all ordinary shares held by the reporting person with respect to all outstanding shares of Class A and Class B ordinary shares of the Issuer.

Page 8 of 12 Pages

(2)

Represents 25,961,500 Class B ordinary shares directly held by Intchain DQ Asset Holding Limited, a British Virgin Islands company 100% owned by Qiang Ding. Each Class B ordinary share is convertible into a Class A ordinary share at any time by the holder thereof. Pursuant to Rule 13d-3(d)(1), all shares of Class B ordinary shares held by the reporting persons shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A ordinary shares beneficially owned by the reporting persons and (ii) calculating the percentages of the Class A ordinary shares owned by such persons. Consequently, all Class A ordinary shares amounts and percentages are inclusive of the Class B ordinary shares amounts and percentages set forth herein.

(3)

To derive this percentage, (i) the numerator is 25,961,500, and (ii) the denominator is the sum of (x) 55,883,792, being the number of the Issuer’s Class A ordinary shares issued and outstanding as of December 31, 2023 as provided by the Issuer, and (y) 25,961,500, being the number of Class A ordinary shares that the reporting person has the rights to acquire upon conversion of the same number of Class B ordinary shares.

(4)

To derive this percentage, (i) the numerator is 25,961,500, and (ii) the denominator is the sum of (x) 55,883,792, being the number of the Issuer’s Class A ordinary shares issued and outstanding as of December 31, 2023 as provided by the Issuer, and (y) 63,992,240, being the number of the Issuer’s total Class B ordinary shares issued and outstanding as of December 31, 2023 as provided by the Issuer.

Reporting person Intchains DQ Holding Limited	Class A ordinary shares		Class B ordinary shares	Total ordinary shares on as-converted basis		Percentage of Aggregate Voting Power(1)

(a) Amount beneficially owned	3,000,000	(2)	3,000,000	3,000,000	(2)	—
(b) Percent of class	5.1	% (3)	4.7%	2.5	% (4)	4.3%
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote	3,000,000		3,000,000	3,000,000		—
(ii) Shared power to vote or to direct the vote	—		—	—		—
(iii) Sole power to dispose or to direct the disposition of	3,000,000		3,000,000	3,000,000		—
(iv) Shared power to dispose or to direct the disposition of	—		—	—		—

(1)

Percentage of aggregate voting power represents voting power of all ordinary shares held by the reporting person with respect to all outstanding shares of Class A and Class B ordinary shares of the Issuer.

(2)

Represents 3,000,000 Class B ordinary shares directly held by Intchains DQ Holding Limited, a British Virgin Islands company 100% owned by Qiang Ding. Each Class B ordinary share is convertible into a Class A ordinary share at any time by the holder thereof. Pursuant to Rule 13d-3(d)(1), all shares of Class B ordinary shares held by the reporting persons shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A ordinary shares beneficially owned by the reporting persons and (ii) calculating the percentages of the Class A ordinary shares owned by such persons. Consequently, all Class A ordinary shares amounts and percentages are inclusive of the Class B ordinary shares amounts and percentages set forth herein.

(3)

To derive this percentage, (i) the numerator is 3,000,000, and (ii) the denominator is the sum of (x) 55,883,792, being the number of the Issuer’s Class A ordinary shares issued and outstanding as of December 31, 2023 as provided by the Issuer, and (y) 3,000,000, being the number of Class A ordinary shares that the reporting person has the rights to acquire upon conversion of the same number of Class B ordinary shares.

Page 9 of 12 Pages

(4)

To derive this percentage, (i) the numerator is 3,000,000, and (ii) the denominator is the sum of (x) 55,883,792, being the number of the Issuer’s Class A ordinary shares issued and outstanding as of December 31, 2023 as provided by the Issuer, and (y) 63,992,240, being the number of the Issuer’s total Class B ordinary shares issued and outstanding as of December 31, 2023 as provided by the Issuer.

Reporting person Intchains CHX1 Limited	Class A ordinary shares		Class B ordinary shares	Total ordinary shares on as-converted basis		Percentage of Aggregate Voting Power(1)

(a) Amount beneficially owned	11,952,120	(2)	11,952,120	11,952,120	(2)	—
(b) Percent of class	17.6	% (3)	18.7%	10.0	% (4)	17.2%
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote	11,952,120		11,952,120	11,952,120		—
(ii) Shared power to vote or to direct the vote	—		—	—		—
(iii) Sole power to dispose or to direct the disposition of	11,952,120		11,952,120	11,952,120		—
(iv) Shared power to dispose or to direct the disposition of	—		—	—		—

(1)

Percentage of aggregate voting power represents voting power of all ordinary shares held by the reporting person with respect to all outstanding shares of Class A and Class B ordinary shares of the Issuer.

(2)

Represents 11,952,120 Class B ordinary shares directly held by Intchains CHX1 Limited, a British Virgin Islands company 58.68% owned by Qiang Ding. Each Class B ordinary share is convertible into a Class A ordinary share at any time by the holder thereof. Pursuant to Rule 13d-3(d)(1), all shares of Class B ordinary shares held by the reporting persons shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A ordinary shares beneficially owned by the reporting persons and (ii) calculating the percentages of the Class A ordinary shares owned by such persons. Consequently, all Class A ordinary shares amounts and percentages are inclusive of the Class B ordinary shares amounts and percentages set forth herein.

(3)

To derive this percentage, (i) the numerator is 11,952,120, and (ii) the denominator is the sum of (x) 55,883,792, being the number of the Issuer’s Class A ordinary shares issued and outstanding as of December 31, 2023 as provided by the Issuer, and (y) 11,952,120, being the number of Class A ordinary shares that the reporting person has the rights to acquire upon conversion of the same number of Class B ordinary shares.

(4)

To derive this percentage, (i) the numerator is 11,952,120, and (ii) the denominator is the sum of (x) 55,883,792, being the number of the Issuer’s Class A ordinary shares issued and outstanding as of December 31, 2023 as provided by the Issuer, and (y) 63,992,240, being the number of the Issuer’s total Class B ordinary shares issued and outstanding as of December 31, 2023 as provided by the Issuer.

Reporting person Intchains CHX2 Limited	Class A ordinary shares		Class B ordinary shares	Total ordinary shares on as-converted basis		Percentage of Aggregate Voting Power(1)

(a) Amount beneficially owned	6,318,800	(2)	6,318,800	6,318,800	(2)	—
(b) Percent of class	10.2	% (3)	9.9%	5.3	% (4)	9.1%
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote	6,318,800		6,318,800	6,318,800		—
(ii) Shared power to vote or to direct the vote	—		—	—		—
(iii) Sole power to dispose or to direct the disposition of	6,318,800		6,318,800	6,318,800		—
(iv) Shared power to dispose or to direct the disposition of	—		—	—		—

Page 10 of 12 Pages

(1)

Percentage of aggregate voting power represents voting power of all ordinary shares held by the reporting person with respect to all outstanding shares of Class A and Class B ordinary shares of the Issuer.

(2)

Represents 6,318,800 Class B ordinary shares directly held by Intchains CHX2 Limited, a British Virgin Islands company 100% owned by Qiang Ding. Each Class B ordinary share is convertible into a Class A ordinary share at any time by the holder thereof. Pursuant to Rule 13d-3(d)(1), all shares of Class B ordinary shares held by the reporting persons shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A ordinary shares beneficially owned by the reporting persons and (ii) calculating the percentages of the Class A ordinary shares owned by such persons. Consequently, all Class A ordinary shares amounts and percentages are inclusive of the Class B ordinary shares amounts and percentages set forth herein.

(3)

To derive this percentage, (i) the numerator is 6,318,800, and (ii) the denominator is the sum of (x) 55,883,792, being the number of the Issuer’s Class A ordinary shares issued and outstanding as of December 31, 2023 as provided by the Issuer, and (y) 6,318,800, being the number of Class A ordinary shares that the reporting person has the rights to acquire upon conversion of the same number of Class B ordinary shares.

(4)

To derive this percentage, (i) the numerator is 6,318,800, and (ii) the denominator is the sum of (x) 55,883,792, being the number of the Issuer’s Class A ordinary shares issued and outstanding as of December 31, 2023 as provided by the Issuer, and (y) 63,992,240, being the number of the Issuer’s total Class B ordinary shares issued and outstanding as of December 31, 2023 as provided by the Issuer.

Reporting person Qiang Ding	Class A ordinary shares		Class B ordinary shares	Total ordinary shares on as-converted basis		Percentage of Aggregate Voting Power(1)

(a) Amount beneficially owned	47,232,420	(2)	47,232,420	47,232,420	(2)	—
(b) Percent of class	45.8	% (3)	73.8%	39.4	% (4)	67.9%
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote	47,232,420		47,232,420	47,232,420		—
(ii) Shared power to vote or to direct the vote	—		—	—		—
(iii) Sole power to dispose or to direct the disposition of	47,232,420		47,232,420	47,232,420		—
(iv) Shared power to dispose or to direct the disposition of	—		—	—		—

(1)

Percentage of aggregate voting power represents voting power of all ordinary shares held by the reporting person with respect to all outstanding shares of Class A and Class B ordinary shares of the Issuer.

(2)

Represents (i) 25,961,500 Class B ordinary shares directly held by Intchain DQ Asset Holding Limited, a British Virgin Islands company 100% owned by Qiang Ding; (ii) 3,000,000 Class B ordinary shares directly held by Intchains DQ Holding Limited, a British Virgin Islands company 100% owned by Qiang Ding; (iii) 11,952,120 Class B ordinary shares directly held by Intchains CHX1 Limited, a British Virgin Islands company 58.68% owned by Qiang Ding; and (iv) 6,318,800 Class B ordinary shares directly held by Intchains CHX2 Limited, a British Virgin Islands company 100% owned by Qiang Ding. Each Class B ordinary share is convertible into a Class A ordinary share at any time by the holder thereof. Pursuant to Rule 13d-3(d)(1), all shares of Class B ordinary shares held by the reporting persons shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A ordinary shares beneficially owned by the reporting persons and (ii) calculating the percentages of the Class A ordinary shares owned by such persons. Consequently, all Class A ordinary shares amounts and percentages are inclusive of the Class B ordinary shares amounts and percentages set forth herein.

(3)

To derive this percentage, (i) the numerator is 47,232,420, and (ii) the denominator is the sum of (x) 55,883,792, being the number of the Issuer’s Class A ordinary shares issued and outstanding as of December 31, 2023 as provided by the Issuer, and (y) 47,232,420, being the number of Class A ordinary shares that the reporting person has the rights to acquire upon conversion of the same number of Class B ordinary shares.

(4)

To derive this percentage, (i) the numerator is 47,232,420, and (ii) the denominator is the sum of (x) 55,883,792, being the number of the Issuer’s Class A ordinary shares issued and outstanding as of December 31, 2023 as provided by the Issuer, and (y) 63,992,240, being the number of the Issuer’s total Class B ordinary shares issued and outstanding as of December 31, 2023 as provided by the Issuer.

Page 11 of 12 Pages

Item 5	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

Not applicable.

SCHEDULE 13G
CUSIP No. 45828E104		Page 12 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

Intchain DQ Asset Holding Limited

By:	/s/ Qiang Ding
Name:	Qiang Ding
Title:	Director

Intchains DQ Holding Limited

By:	/s/ Qiang Ding
Name:	Qiang Ding
Title:	Director

Intchains CHX1 Limited

By:	/s/ Qiang Ding
Name:	Qiang Ding
Title:	Director

Intchains CHX2 Limited

By:	/s/ Qiang Ding
Name:	Qiang Ding
Title:	Director

Qiang Ding

By:	/s/ Qiang Ding

LIST OF EXHIBITS

Exhibit 99.1 – Joint Filing Agreement dated February 13, 2024, by and among the Reporting Persons